UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 25, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐

SIGNATURES

UBS AG (“UBS”) produces regular quarterly reports, which are submitted to the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. Certain of this additional disclosure follows herein, and should be read in conjunction with UBS’ annual report on Form 20-F for the year ended 31 December 2010, filed with the SEC on 15 March 2011, as well as UBS’s first quarter 2011 report, second quarter 2011 report and third quarter 2011 report submitted to the SEC on Form 6-K on 26 April 2011, 26 July 2011 and 25 October 2011, respectively.
Capitalization of UBS
The following table presents the consolidated capitalization of UBS in accordance with International Financial Reporting Standards (IFRS) and translated into US dollars.
Capitalization of UBS

	As of
	30.09.2011		30.06.2011
in million	CHF	USD	CHF	USD
Debt
Short term debt issued[1]	89,516	98,772	79,860	95,009
Long term debt issued [1]	116,395	128,430	122,089	145,249
Total debt issued [1]	205,911	227,203	201,949	240,259
Equity attributable to UBS shareholders	51,817	57,175	47,263	56,229
Equity attributable to Non-controlling interests [2]	4,458	4,919	4,377	5,207
Total capitalization	262,187	289,297	253,589	301,695

[1]	Includes Money Market Paper and Medium Term Notes as per Balance sheet position based on remaining maturities.[2] Includes preferred securities.
Swiss franc (CHF) amounts as of 30 September 2011 have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.10340 (the exchange rate in effect as of 30 September 2011), and CHF amounts as of 30 June 2011 have been translated into USD at the rate of CHF 1 = USD 1.18970 (the exchange rate in effect as of 30 June 2011).

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: October 25, 2011